UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________to_____________

Commission File Number 1-06446

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

KINDER MORGAN, INC. SAVINGS PLAN

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kinder Morgan, Inc.

500 Dallas Street, Suite 1000

Houston, Texas 77002

Kinder Morgan, Inc. Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

Kinder Morgan, Inc. Savings Plan

Index to Financial Statements and Supplemental Schedules

Pages

Report of Independent Registered Public Accounting Firm	4 – 5

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004	6

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	7

Notes to Financial Statements	8 – 17

Supplemental Schedules*:

Schedule of Assets Held for Investment Purposes - Schedule H, Item 4(i) as of December 31, 2005	18

Schedule of Reportable Transactions - Schedule H, Item 4(j) for the year ended December 31, 2005	19

Signature Page	20

*

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kinder Morgan, Inc. Savings Plan

We have audited the accompanying Statement of Net Assets Available for Benefits of Kinder Morgan, Inc. Savings Plan (the “Plan”) as of December 31, 2005 and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ham, Langston & Brezina, L.L.P.

Houston, Texas

June 21, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Kinder Morgan, Inc. Savings Plan

In our opinion, the accompanying statements of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kinder Morgan, Inc. Savings Plan (the “Plan”) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Houston, Texas

June 28, 2005

Kinder Morgan, Inc. Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets

Cash	$71,121	$265,662

Investments, at fair value:
Money market funds	2,810,444	1,551,606
Registered investment companies	256,340,748	233,919,246
Common/collective trusts	98,016,755	92,845,224
Self-directed brokerage accounts	8,280,972	7,803,624
Kinder Morgan, Inc. common stock	245,006,108	183,834,886
Common Stock	4,849,083	4,542,679

Life insurance contracts, at contract value	657,262	687,709

Participant loans, at cost	13,303,754	11,947,967

Total investments	629,265,126	537,132,941

Net assets available for benefits	$629,336,247	$537,398,603

The accompanying notes are an integral part of these financial statements.

Kinder Morgan, Inc. Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005
Additions To Net Assets Attributed To:
Investment income:
Interest income	$665,924
Dividend income	20,818,629
Net appreciation in fair value of investments	57,640,762
Other, net	22,773

Total investment income	79,148,088

Contributions:
Participant contributions	23,023,206
Employer contributions	14,521,528
Rollovers	6,330,431

Total contributions	43,875,165

Total additions	123,023,253

Deductions From Net Assets Attributed To:
Benefits paid to participants	(31,085,609)

Total deductions	(31,085,609)

Net increase	91,937,644

Net assets available for benefits:
Beginning of year	537,398,603

End of year	$629,336,247

The accompanying notes are an integral part of this financial statement.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

1.

Description of the Plan

General

The Employees Retirement Fund Trust Profit Sharing Plan (the “Profit Sharing Plan”) of K N Energy, Inc. was established in 1945 for the benefit of eligible employees (as defined in the Profit Sharing Plan indenture). Effective with K N Energy, Inc.’s acquisition of Kinder Morgan (Delaware), Inc., formerly Kinder Morgan, Inc., a Delaware corporation, K N Energy, Inc. changed its name to Kinder Morgan, Inc. (the “Company”).

The Profit Sharing Plan has been amended and restated, and has been renamed the Kinder Morgan, Inc. Savings Plan (the “Plan”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation. Refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration

The Plan is administered by the Kinder Morgan Fiduciary Committee. Effective January 1, 2005, the Putnam Defined Contribution Servicing business of Putnam Investments was merged with the Mercer Human Resources Consulting business to form a new company, Mercer HR Services, which provides record keeping services to the Plan. Plan assets are maintained under the custody of Mercer Trust Company (“Trustee”). The Trustee makes payments as authorized by the Plan. The Plan’s recordkeeper during 2004 was Putnam Defined Contribution Servicing. Plan assets were maintained during 2004 under the custody of Putnam Fiduciary Trust Company.

Contributions

Participants may elect to make pretax contributions totaling from 1% to 50% of their annual compensation, limited by requirements of the Internal Revenue Code (“IRC”). Participants may discontinue their election to contribute at any time. During 2004, all new employees were automatically enrolled in the Plan with a pretax contribution by the employee of 2% of their annual compensation.  Effective May 1, 2005, the pretax contribution of all new employees automatically enrolled in the Plan was changed to 3% of their annual compensation. Within the first 30 days of hire, employees may opt out of automatic enrollment. Effective October 1, 2005, the Company changed the pretax contribution percentage for 2,400 current employees to 3% of their annual compensation, if they were contributing less than 3%. The Company established a Company goal percentage rate of 5% (“SmartGoal”). Every October thereafter, the employees who have a participation rate between 0% and 5% will automatically get a 1% increase until the 5% goal is met. Employees can opt out of SmartGoal at any time. The plan is at a 76.4% participation rate at December 31, 2005.

The Company makes Qualified Non-Elective Contributions (“QNEC”) to the Plan on behalf of each eligible employee. The QNEC is equal to 4% of eligible compensation and is allocated as of each pay period. Effective October 1, 2005, a tiered QNEC schedule was implemented for new employees of Kinder Morgan Energy Partners, L.P.’s Terminals segment. This tiered QNEC schedule provides for QNEC of 1% for service less than one year, 2% for service between one and two years, 3% for services between two and five years, and 4% for service of five years or more. Company contributions for bargaining employees will follow the collective bargaining agreements. All QNEC and other Company contributions (matched or fixed contributions) are initially invested in Kinder Morgan, Inc. common stock, which is immediately transferable to other available investments at the employee’s discretion. In

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

addition to the QNEC, the Company may also make discretionary contributions to the Plan, based on the Company’s performance. For the year ended December 31, 2005, Company contributions totaled approximately $14.5 million.

At its July 2005 meeting, the Kinder Morgan, Inc. Board of Directors Compensation Committee approved a special Employer Discretionary Contribution (“EDC”) of an additional 1% of base pay to the Plan on behalf of each eligible employee beginning with the first pay period of August 2005 and continuing through the last pay period of July 2006. The additional 1% EDC is in the form of Kinder Morgan, Inc. common stock (the same as the current 4% contribution) and does not change or otherwise impact the annual 4% contribution that eligible employees currently receive. It may be converted to any other available investment fund at any time and the vesting schedule mirrors the Company’s 4% contribution. This additional 1% contribution is discretionary and will require annual approval by the Compensation Committee.

Participants may invest in Kinder Morgan, Inc. common stock held in the ESOP portion of the Plan as described under Section 4967 (e)(7) of the IRC. Dividends on Kinder Morgan, Inc. common stock are reinvested in Kinder Morgan, Inc. common stock, unless the participant elects direct dividend payment as allowed by the Plan. All Company contributions are used to purchase Kinder Morgan, Inc. common stock. At any time, a participant may, by a change in investments direction, direct that shares of Kinder Morgan, Inc. common stock be converted to cash and the proceeds less any applicable sales expenses be invested in another investment option.

Under Internal Revenue Service regulation, annual additions under the Plan and all other qualified plans sponsored by the Company are limited to the lesser of 100% of eligible compensation or $42,000 for each employee. Annual additions are defined as employer contributions and employee contributions.

Benefits/Vesting

Participants are fully and immediately vested in all participant contributions. Participants hired on or prior to December 31, 2004 are fully and immediately vested in all Company contributions made after July 1, 2000. Participants who were employed by the former K N Energy, Inc. and received Company contributions between January 1, 1995 and June 30, 2000 were subject to a four-year vesting provision (25% per year of service) on those contributions. Company contributions for participants hired on or after January 1, 2005 will vest on the second anniversary of the date of hire. All Company contributions for Terminal employees hired after October 1, 2005 will vest on the fifth anniversary of the date of hire. Vesting for bargaining employees will follow the collective bargaining agreements. Participant contributions may be withdrawn, with the approval of the Fiduciary Committee, in the event of unusual expenses connected with illness or disability, for college expenses for a participant or his or her dependents, or for the purchase of a primary residence, as defined in the Plan document. If not withdrawn earlier, a participant’s account will be distributed in the event of termination of employment, death, or termination of the Plan. Effective March 28, 2005, if a participant’s account is $1,000 or less, a lump-sum distribution will automatically be made. If a participant’s account is greater than $1,000, the participant’s distribution options are: lump-sum distribution, partial distributions, or periodic installments. Upon retirement, participants whose accounts exceed $1,000 may choose to leave their accounts in the Plan until age 70 1/2, when minimum distributions are required under the IRC.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Loans

Participants may borrow, from the vested portion of their Plan accounts, a minimum of $500 up to a maximum equal to the lesser of 50% of their vested balance or $50,000. All loans are charged a variable interest rate equal to the prime rate published on the first of each month. The loans are subject to certain restrictions as defined in the Plan document and applicable restrictions under the IRC.

Forfeitures

Forfeitures of non-vested employer contributions remain in the Plan and earn interest income. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company QNEC contributions. During 2005, $84,311 of employer contributions were forfeited by employees who were terminated before those amounts became vested. The entire forfeiture balance of $84,311 was used to reduce employer contributions, leaving a forfeiture balance at December 31, 2005 of $0.

2.

Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are accounted for at fair market values as determined by quoted market prices in an active market. Participant loans are valued at cost, which approximates fair market value. Life insurance contracts are stated at contract value (see Note 3). Unrealized appreciation (depreciation) is the difference between the fair value of the investment at the end of the current year and the cost of the investment if acquired during the Plan year, or the fair value of the investment at the beginning of the Plan year. The accompanying supplemental schedule of assets held for investment purposes reflects cost basis determined utilizing a historical cost approach as required by ERISA.

Purchases and sales of the funds are reflected on a trade date basis. Gain or loss on sale of investments is based on average cost.

The Plan presents in the accompanying Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of investments, which consists of realized gains and losses, and the net change in unrealized appreciation (depreciation) on investments (see Note 3).

Administrative Expenses

Accounting and certain administrative services for the Plan are provided by the Company at no cost to the Plan. All other expenses are paid by the Plan.

Reclassifications

Certain items in the 2004 financial statements have been reclassified to conform to the 2005 financial statement presentation. Such reclassifications had no effect on net assets available for benefits or the change in net assets available for benefits.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

Other

The Company’s annual discretionary contribution, if any, is determined when annual net income and payroll amounts are known. The contribution is allocated to participants subsequent to year-end. The Company made a discretionary contribution in 2005. See Note 1.

Recently Issued Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans which affects defined contribution pension plans and health and welfare plans that hold fully benefit-responsive investment contracts. The financial statement presentation and disclosure guidance in the FSP is effective for financial statements for plan years ending after December 15, 2006. The FSP provides a revised definition of fully benefit–responsive that is effective for all investment contracts as of the last day of annual periods ending after December 15, 2006 with earlier application permitted. The FSP is to be applied retroactively to all periods presented. Under the guidance of the FSP, if an investment contract is considered fully benefit-responsive under the revised definition as of the last day of the annual period ending after December 15, 2006, that contract is considered fully benefit-responsive for all periods presented, provided that contract would have been considered fully benefit-responsive in accordance with the then existing provisions of this SOP. The Plan is currently studying the impact of the FSP on its financial statements.

3.

Investments

Participants may designate their contributions and their allocated portion of the employer contributions, in percentage increments divisible by five, to one or more of the eligible investment programs. New Plan participants may elect to transfer investments from other qualified plans into the Plan.

The investment programs of the Plan and the number of participants in each program at December 31, 2005 and 2004 are briefly described as follows:

American Century Large Company Value Fund - This program consists of investments in common stocks of larger companies that may be undervalued and seeks long-term capital growth. At December 31, 2005, 1,537 participants held 519,773 shares with a cost of $3,414,990 and a market value of $3,378,524. This investment option was not available to participants in 2004.

American EuroPacific Growth Fund - This program consists of investments in common stocks of companies in Europe and the Pacific Basin. At December 31, 2005, 1,459 participants held 327,590 shares with a cost of $11,887,956 and a market value of $13,460,676. At December 31, 2004, 1,130 participants held 129,161 shares with a cost of $4,286,020 and a market value of $4,600,723.

American Funds Growth Fund of America  - This program consists primarily of investments in common stocks but also may invest in convertibles, preferred stocks, U.S. government securities, bonds and cash and seeks long-term capital growth. At December 31, 2005, 1,616 participants held 186,627 shares with a cost of $5,466,131 and a market value of $5,725,723. This investment option was not available to participants in 2004.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

Artisan Mid Cap Fund - This program consists of investments in common stocks of medium-sized companies. At December 31, 2005, 1,577 participants held 549,887 shares with a cost of $14,185,401 and a market value of $17,002,521. At December 31, 2004, 1,654 participants held 577,153 shares with a cost of $13,756,058 and a market value of $17,060,642.

ChevronTexaco Corporation Common Stock - This program is restricted to former participants of the Plantation Pipe Line Company - Employees Thrift Plan and is closed to new purchases. Participants have the option of continuing to hold shares of this program or transferring to other fund options at their discretion. At December 31, 2005, 55 participants held 25,703 shares with a cost of $678,851 and a market value of $1,459,171. At December 31, 2004, 58 participants held 25,926 shares with a cost of $658,219 and a market value of $1,361,385.

Exxon Mobil Corporation Common Stock - This program is restricted to former participants of the Plantation Pipe Line Company - Employees Thrift Plan and is closed to new purchases. Participants have the option of continuing to hold shares of this program or transferring to other fund options at their discretion. At December 31, 2005, 57 participants held 60,351 shares with a cost of $1,231,914 and a market value of $3,389,912. At December 31, 2004, 59 participants held 62,062 shares with a cost of $1,217,017 and a market value of $3,181,294.

Federated Stock Trust - This program consists of investments in blue-chip stocks and seeks growth of income and capital. This program is closed to new purchases. At December 31, 2005, 819 participants held 198,221 shares with a cost of $6,580,413 and a market value of $6,194,415. At December 31, 2004, 944 participants held 190,739 shares with a cost of $6,191,991 and a market value of $7,091,681.

Harbor Small Cap Growth Fund - This program consists of investments in common stock of growth-oriented small companies. At December 31, 2005, 1,035 participants held 682,287 shares with a cost of $8,282,208 and a market value of $8,535,406. At December 31, 2004, 1,053 participants held 654,055 shares with a cost of $7,725,113 and a market value of $8,417,689.

Kinder Morgan, Inc. Common Stock Fund - This program consists of shares of the Company’s common stock. At December 31, 2005, 7,375 participants held 2,664,558 shares with a cost of $122,949,700 and a market value of $245,006,108. At December 31, 2004, 6,328 participants held 2,513,809 shares with a cost of $95,069,541 and a market value of $183,834,886.

Lord Abbett Mid-Cap Value Fund - This program consists of investments in common stocks of medium-sized companies. At December 31, 2005, 1,042 participants held 718,061 shares with a cost of $14,944,654 and a market value of $16,063,025. At December 31, 2004, 787 participants held 481,471 shares with a cost of $9,009,380 and a market value of $10,876,425.

Pimco Total Return - This program consists of investments in intermediate-maturity fixed-income securities. At December 31, 2005, 1,830 participants held 2,656,657 shares with a cost of $28,621,069 and a market value of $27,894,899. At December 31, 2004, 1,845 participants held 2,423,858 shares with a cost of $26,181,171 and a market value of $25,862,568.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

Putnam Asset Allocation Balanced Portfolio - This program uses a balanced strategic allocation percentage between equity securities and fixed income securities. At December 31, 2005, 1,986 participants held 2,323,105 shares with a cost of $25,543,037 and a market value of $25,925,854. At December 31, 2004, 1,115 participants held 2,012,358 shares with a cost of $22,459,694 and a market value of $21,371,239.

Putnam Asset Allocation Conservative Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities that is weighted toward fixed income. At December 31, 2005, 500 participants held 732,875 shares with a cost of $6,850,094 and a market value of $6,808,408. At December 31, 2004, 513 participants held 667,724 shares with a cost of $6,280,027 and a market value of $6,102,997.

Putnam Asset Allocation Growth Portfolio - This program uses a strategic allocation percentage between equity securities and fixed income securities that is weighted toward equity. At December 31, 2005, 1,122 participants held 1,724,517 shares with a cost of $20,632,157 and a market value of $21,159,819. At December 31, 2004, 1,058 participants held 1,703,194 shares with a cost of $20,821,406 and a market value of $19,041,704.

Putnam Fund for Growth and Income - This program consists of investments in a portfolio of common stocks that offer the potential for capital growth, current income or both. This program is closed to new purchases. At December 31, 2005, 1,915 participants held 1,775,036 shares with a cost of $33,447,968 and a market value of $35,092,463. At December 31, 2004, 2,153 participants held 1,962,664 shares with a cost of $36,638,688 and a market value of $38,154,182.

Putnam International Equity Fund - This program consists of investments in a diversified portfolio of stocks of companies located outside the United States. This program is closed to new purchases. At December 31, 2005, 1,310 participants held 685,972 shares with a cost of $15,567,078 and a market value of $18,034,202. At December 31, 2004, 1,517 participants held 795,186 shares with a cost of $17,899,192 and a market value of $18,933,368.

Putnam Money Market Fund SDB - This program invests primarily in money market investments and serves as the cash balance account for the Self-Directed Brokerage Account. At December 31, 2005, 119 participants held 2,810,444 shares with a cost and a market value of $2,810,444. At December 31, 2004, 107 participants held 1,551,606 shares with a cost and a market value of $1,551,606.

Putnam S&P 500 Index Fund - This program invests in stocks that closely approximate the return of the S&P 500 index. At December 31, 2005, 1,459 participants held 575,507 shares with a cost of $16,643,192 and a market value of $18,514,073. At December 31, 2004, 1,409 participants held 551,370 shares with a cost of $15,368,328 and a market value of $16,943,595.

Putnam Stable Value Fund - This program consists of investments in investment contracts or similar investments issued by insurance companies, banks, and similar financial institutions. At December 31, 2005, 3,972 participants held 79,502,682 shares with a cost of $79,502,692 and a market value of $79,502,682. At December 31, 2004, 3,359 participants held 75,901,629 shares with a cost of $75,901,640 and a market value of $75,901,629.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

Putnam Voyager Fund - This program consists of investments in common stocks of small companies. This program is closed to new purchases. At December 31, 2005, 2,319 participants held 2,148,082 shares with a cost of $42,116,925 and a market value of $38,558,074. At December 31, 2004, 2,686 participants held 2,539,601 shares with a cost of $53,506,517 and a market value of $43,528,761.

Royce Low-Priced Stock Fund - This program consists of investments in common stocks of small companies whose average price is less than $20 per share. At December 31, 2005, 885 participants held 805,328 shares with a cost of $11,222,194 and a market value of $12,506,739. At December 31, 2004, 874 participants held 840,004 shares with a cost of $11,153,183 and a market value of $12,877,267.

Self-Directed Brokerage Account - This program consists of participant-directed investments in individual stocks. At December 31, 2005, 107 participants held securities in this program with a market value of $8,280,972. At December 31, 2004, 109 participants held securities in this program with a market value of $7,803,624.

In 1970, the Plan entered into a deposit administration investment contract (the “Contract”) with Principal Financial Group (“Principal”). Prior to January 1, 1987, participants had the option of purchasing life insurance through the Contract. Thereafter, the segment of the Plan allowing for the purchase of a life insurance policy on the life of the participant was frozen so that no new policies could be written. Participants with policies at December 31, 1986, had the following options: 1) allow the policy to remain in force with a frozen face value and fixed premium payments, 2) elect to use the cash surrender value (“CSV”) of the policy to purchase paid-up life insurance or 3) reinvest the CSV of the policy in another fund. Principal maintains the contributions in a group account.

The Contract is included in the Statements of Net Assets Available for Benefits at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. There are no reserves against contract value for credit risk of Principal or otherwise. The value of the Contract at December 31, 2005 and 2004 was $657,262 and $687,709, respectively.

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2005	2004
Kinder Morgan, Inc. Common Stock Fund	$245,006,108	$183,834,886
Putnam Stable Value Fund	79,502,682	75,901,629
Putnam Voyager Fund	38,558,074	43,528,761
Putnam Fund for Growth and Income	35,092,463	38,154,182

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

During 2005, the Plan’s investments appreciated (depreciated) in value (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Year Ended December 31, 2005
American Century Large Company Value Fund	$(35,216)
American EuroPacific Growth Fund	1,429,373
American Funds Growth Fund of America	262,473
Artisan Mid Cap Fund	691,485
ChevronTexaco Corporation Common Stock	110,317
Exxon Mobil Corporation Common Stock	307,069
Federated Stock Trust	(947,093)
Harbor Small Cap Growth Fund	(267,238)
Kinder Morgan, Inc. Common Stock Fund	47,871,222
Lord Abbett Mid-Cap Value Fund	(119,598)
Pimco Total Return	(454,697)
Putnam Asset Allocation Balanced Portfolio	1,146,893
Putnam Asset Allocation Conservative Portfolio	104,494
Putnam Asset Allocation Growth Portfolio	1,866,775
Putnam Fund for Growth and Income	599,279
Putnam International Equity Fund	1,711,436
Putnam S&P 500 Index Fund	822,213
Putnam Voyager Fund	1,766,209
Royce Low-Priced Stock Fund	117,307
Self-Directed Brokerage Account	658,059
$57,640,762

4.

Nonparticipant-directed Investments

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments in Kinder Morgan, Inc. common stock of $245,006,108 and $183,834,886 at December 31, 2005 and 2004, respectively, is as follows:

Year Ended December 31, 2005
Changes in Net Assets:	$7,399,852
Dividends	47,871,222
Net appreciation	20,347,824
Contributions	(9,071,972)
Benefits paid	(3,813,202)
Interfund transfers	(1,562,502)
Other, net	$61,171,222

5.

Tax Status

The Plan is qualified under the IRC as exempt from federal income taxes, and the Plan received a favorable determination letter from the Internal Revenue Service on November 26, 2002. The Plan has been amended since receiving this determination; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the administrator believes that the Plan was tax exempt as of the financial statement dates. Employer contributions to the Plan and all earnings from Plan investments are not taxable to participants until a partial or complete distribution of such contributions or earnings is made.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

6.

Party-in-Interest Transactions

Certain Plan investments are shares of Kinder Morgan, Inc. common stock. Certain Plan investments are shares of mutual funds and money market funds managed by Mercer Trust Company (the Trustee of the Plan) and, therefore, these transactions qualify as party-in-interest. Any purchases and sales of these investments are open market transactions at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

7.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, money market funds and Company common stock. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts shown in the Statements of Net Assets Available for Benefits.

8.

Reconciliation of the Plan Financial Statements to Form 5500

The following is a reconciliation of the Plan’s net assets available for benefits per the accompanying financial statements at December 31, 2005 and 2004 to Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$629,336,247	$537,398,603
Deemed distributions of participant loans	(333,764)	(132,448)
Net assets available for benefits per Form 5500	$629,002,483	$537,266,155

The following is a reconciliation of the change in net assets available for benefits per the accompanying financial statements for the year ended December 31, 2005 to Form 5500:

Year Ended December 31, 2005
Net increase in net assets available for benefits per the financial statements	$91,937,644
Deemed distributions of participant loans	(201,316)
Net increase, net of transfer of assets per Form 5500	$91,736,328

Amounts allocated to deemed distributions of participant loans are recorded as an investment in the accompanying financial statements and recorded as an expense on Form 5500.

A participant loan is deemed distributed during the plan year under the provisions of IRC section 72(p) and Treasury Regulation section 1.72(p) if the participant loan is treated as a direct investment solely of the participant’s individual account and the participant has discontinued payment of the loan as of the end of the year. For financial statement purposes, the loan balance is still considered as an outstanding loan until the loan obligation has been satisfied and is not treated as an actual distribution until such time the participant separates from employment and the participant’s vested account balance is fully distributed.

Kinder Morgan, Inc. Savings Plan Notes to Financial Statements

9.

Subsequent Events

On May 29, 2006, the Company announced that its board of directors had received a proposal from a group of investors led by Richard D. Kinder, Chairman and Chief Executive Officer of the Company, to acquire all of the outstanding shares of Kinder Morgan, Inc. for $100 per share in cash. The Company’s board of directors has formed a special committee of independent directors to consider the proposal. If this proposal is accepted, participants will be allowed to direct these funds to any of the remaining investment alternatives available within the Plan. Those participants that do not direct funds may be defaulted into pre-selected investments made by the fiduciary committee.

Effective June 1, 2006, participants may choose to make contributions on an after-tax basis through a Roth 401(k), on a pre-tax basis through a traditional 401(k), or a combination of the two (subject to Internal Revenue Service and Plan limits).

Kinder Morgan, Inc. Savings Plan

Schedule of Assets Held for Investment Purposes – Schedule H, Item 4(i)

As of December 31, 2005

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost[1]	(e) Current Value

American Century Large Company Value Fund	Registered Investment Company	$3,414,990	$3,378,524
American EuroPacific Growth Fund	Registered Investment Company	11,887,956	13,460,676
American Funds Growth Fund of America	Registered Investment Company	5,466,131	5,725,723
Artisan Mid Cap Fund	Registered Investment Company	14,185,401	17,002,521
ChevronTexaco Corporation Common Stock	Common Stock	678,851	1,459,171
Exxon Mobil Corporation Common Stock	Common Stock	1,231,914	3,389,912
Federated Stock Trust	Registered Investment Company	6,580,413	6,194,415
Harbor Small Cap Growth Fund	Registered Investment Company	8,282,208	8,535,406
Kinder Morgan, Inc. Common Stock Fund[2]	Company Common Stock	122,949,700	245,006,108	[3]
Lord Abbett Mid-Cap Value Fund	Registered Investment Company	14,944,654	16,063,025
Pimco Total Return	Registered Investment Company	28,621,069	27,894,899
Royce Low-Priced Stock Fund	Registered Investment Company	11,222,194	12,506,739
Self-Directed Brokerage Account	Self-Directed Brokerage Account	N/A	8,280,972

Putnam Investments:[2]
Putnam Asset Allocation Balanced Portfolio	Registered Investment Company	25,543,037	25,925,854
Putnam Asset Allocation Conservative Portfolio	Registered Investment Company	6,850,094	6,808,408
Putnam Asset Allocation Growth Portfolio	Registered Investment Company	20,632,157	21,159,819
Putnam Fund for Growth and Income	Registered Investment Company	33,447,968	35,092,463	[3]
Putnam International Equity Fund	Registered Investment Company	15,567,078	18,034,202
Putnam Money Market Fund SDB	Money Market Fund	2,810,444	2,810,444
Putnam S&P 500 Index Fund	Common/Collective Trust	16,643,192	18,514,073
Putnam Stable Value Fund	Common/Collective Trust	79,502,692	79,502,682	[3]
Putnam Voyager Fund	Registered Investment Company	42,116,925	38,558,074	[3]

Principal Financial Group	Insurance Contract	N/A	657,262

Participant Loans[2]	Loans to participants with maturities ranging from 0 - 10 years and interest rates ranging from 4.00% to 10.50%	13,303,754	13,303,754

	Total Investments		$629,265,126

1

Determined using original historical cost

2

Represents party-in-interest transactions (Note 6)

3

Represents investment comprising at least 5% of net assets available for benefits

Kinder Morgan, Inc. Savings Plan

Schedule of Reportable Transactions – Schedule H, Item 4(j)

For the Year Ended December 31, 2005

Identity of Party Involved[2]	Description of Asset	Purchase Price[1]	Selling Price[1]	Cost of Asset	Current Value of Asset	Net Gain (Loss)

Kinder Morgan, Inc.	Common Stock	$86,128,869	$-	$86,128,869	$86,128,869	$-

Kinder Morgan, Inc.	Common Stock	$-	$72,828,868	$58,248,710	$72,828,868	$14,580,158

1

Represents a transaction or a series of transactions in securities of the same issue in excess of 5% of the Plan’s market value as of December 31, 2005.

2

Party-in-interest (Note 6)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

KINDER MORGAN, INC. SAVINGS PLAN
By:	/s/ JOSEPH LISTENGART

Name:	Joseph Listengart

Title:	Vice President and General Counsel

Date:	June 29, 2006

EXHIBIT INDEX

Exhibit Number

Description

23.1

Consent of Independent Registered Public Accounting Firm dated June 28, 2006

23.2

Consent of Independent Registered Public Accounting Firm dated June 29, 2006